EXHIBIT 1.01
FARO Technologies, Inc.
Conflict Minerals Report
For the Reporting Period from January 1, 2019 to December 31, 2019

Introduction
This conflict minerals report (“Report”) of FARO Technologies, Inc. (collectively with its subsidiaries, “FARO,” the “Company,” “us,” “we” or “our”) for the reporting period from January 1, 2019 to December 31, 2019 is presented to comply with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries”. If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed conflict in the Covered Countries. Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC conflict free”. We use the term “conflict free” in this Report in a broader sense to refer to suppliers, supply chains, smelters and refiners whose sources of conflict minerals did not or do not directly or indirectly finance or benefit armed conflict in the Covered Countries. Numerous terms in this Report are defined in the Rule and Form SD and the reader is referred to those sources and to SEC Release No. 34-67716 issued by the SEC on August 22, 2012 for such definitions.

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, we are not required to describe any of our products as “DRC conflict free” or “having not been found to be ‘DRC conflict free’” and, therefore, we make no conclusion in this regard in this Report. Furthermore, given that we have not voluntarily elected to describe any of our products as “DRC conflict free,” an independent private sector audit of this Report has not been conducted.

Company Overview
FARO was founded in 1982 and re-incorporated in Florida in 1992. FARO’s worldwide headquarters are located at 250 Technology Park, Lake Mary, Florida 32746, and our telephone number is (407) 333-9911.

FARO designs, develops, manufactures, markets and supports software driven, three-dimensional (“3D”) measurement and imaging solutions. This technology permits high-precision 3D measurement, imaging and comparison of parts and complex structures within production and quality assurance processes. Our devices are used for inspection of components and assemblies, rapid prototyping, reverse engineering, documenting large volume or structures in 3D, surveying and construction, as well as for investigation and reconstruction of accident sites or crime scenes. We sell the majority of our products through a direct sales force across a broad number of customers in a range of manufacturing, industrial, architecture, surveying, building information modeling, construction, public safety forensics, cultural heritage, and other applications. Our FaroArm®, FARO ScanArm®, FARO Laser TrackerTM, FARO Laser Projector, and their companion CAM2®, BuildIT, and BuildIT Projector software solutions, provide for Computer-Aided Design (“CAD”) based inspection, factory-level statistical process control, high-density surveying and laser-guided assembly and production. Together, these products integrate the measurement, quality inspection, and reverse engineering functions with CAD and 3D software to improve productivity, enhance product quality, and decrease rework and scrap in the manufacturing process, mainly supporting applications in the automotive, aerospace, metal and machine fabrication and other industrial manufacturing markets. Our FARO Focus and FARO ScanPlan, and their companion FARO SCENE, BuildIT, FARO As-BuiltTM, and FARO Zone public safety forensics software offerings, are utilized for a wide variety of 3D modeling, documentation and high-density surveying applications primarily in the architecture, engineering and construction and public safety markets. Our FARO ScanArm® and its companion SCENE software also enable a fully digital workflow used to capture real world geometry for the purpose of empowering design, enabling innovation, and speeding up the design cycle.

For more information about FARO, please visit www.faro.com. The content of any website referred to in this Report is included for general information only and is not incorporated by reference herein.

Conflict Minerals Policy
We have adopted the following conflict minerals policy:

1. To make reasonable efforts: (a) to know, and to require each FARO supplier to disclose to us, the sources of conflict minerals used in our products; and (b) to eliminate procurement, as soon as commercially practicable, of products containing conflict minerals obtained from sources that fund or support armed conflict in the Covered Countries.

2. To require FARO suppliers to assist us in complying with the disclosure requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the rules of the SEC promulgated pursuant to that law, as well as any related laws and rules.

We are committed to eliminating the use of any conflict minerals in our products. In our Supplier Code of Conduct, we require our suppliers to certify that they will only source conflict minerals from “conflict free” smelters identified at www.responsiblemineralsinitiative.org.

A copy of the above conflict minerals policy is available on our website at www.faro.com/about-faro/leadership-and-governance/.

Presence of Conflict Minerals in FARO’s Products
We have evaluated our current product lines and determined that the FaroArm® and FARO ScanArm® articulated measuring devices, the FARO Laser Tracker™, the FARO Laser Projector, the FARO Focus laser scanner, FARO ScanPlan, the FARO Freestyle3DX laser scanner, and certain accessory products we manufacture or contract to manufacture contain trace amounts of tin, tungsten, tantalum and/or gold (“3TG”). We do not source any 3TG directly, and as a purchaser we are many steps removed from the mining of any conflict minerals. We do not directly source anything from the Covered Countries. As a result, we must rely on our suppliers to provide information regarding the origin of necessary conflict minerals that are included in our products.

Reasonable Country of Origin Inquiry (RCOI) and Due Diligence Process
During 2019, we conducted a good faith RCOI regarding the necessary conflict minerals contained in our products. This RCOI was designed to determine whether any of the necessary conflict minerals originated in the Covered Countries and whether any of the necessary conflict minerals may be from recycled or scrap sources. The results of our RCOI efforts were inconclusive and, as a result, we also exercised due diligence on the source and chain of custody of the necessary conflict minerals through utilization of the nationally recognized due diligence framework in the Organization for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements on 3TG.

As part of our RCOI and due diligence efforts, a cross-functional team of FARO employees, including representatives from engineering, research & development, procurement, production and quality, identified all components of FARO products which may contain 3TG and then compiled a list of the suppliers from whom we buy those items. We identified a total of 47 such suppliers and corresponded with those vendors, primarily via email. We provided them all with a soft copy of, and asked them to complete and return, the Responsible Minerals Initiative's Conflict Minerals Reporting Template, which is available at www.responsiblemineralsinitiative.org. We received and reviewed various types of responses from 41 (87%) of those 47 suppliers. The suppliers provided their responses to us at a company-wide level, rather than at a level specific to the materials and components they supplied to us. As a result, for conflict minerals sourced from these suppliers, we were unable to determine which, if any, of the smelters and countries of origin listed in their responses were the actual source of conflict minerals they supplied to us. The responses did not indicate that anything had been supplied to FARO containing 3TG which was known or believed to have directly or indirectly financed or benefited armed conflict in the Covered Countries.

Our efforts to determine the mines or location of origin with the greatest possible specificity included the use of the due diligence measures described above. Because we did not receive sufficient information from suppliers and other sources during our due diligence process, we were unable to determine the country of origin of, or the facilities used to process, all of the necessary conflict minerals which may be present in our products.

We expect to continue taking the following actions, among others, in 2020 to mitigate the risk that our necessary conflict minerals benefit armed conflict and to improve our due diligence measures:

•continue to engage with suppliers to obtain current, accurate and complete information about the supply chain;

•require suppliers to implement or maintain, as applicable, policies to reasonably assure that the conflict minerals in the products they supply to us do not directly or indirectly finance or benefit armed conflict in the Covered Countries;

•require suppliers to exercise due diligence on the source and chain of custody of these minerals and make their due diligence measures available to FARO; and

•train new and existing suppliers as necessary regarding our Conflict Minerals Policy and program.

This Report contains forward-looking statements including but not limited to statements relating to actions that we may take in the future with respect to future supplier diligence and engagement efforts and development of related processes. Such statements are based on the current expectations of our management and are neither promises nor guarantees of future performance of the actions. The forward-looking statements represent management’s expectations as of the date of this Report. Subsequent events and developments may cause management’s view to change. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Report.

Independent Private Sector Audit
Not applicable.